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                                                                  EXHIBIT (a)(9)
                                                           FOR IMMEDIATE RELEASE
                                                                 JANUARY 9, 1998

           CO-STEEL INC. COMPLETES TENDER OFFER FOR NEW JERSEY STEEL

    TORONTO, ONTARIO--Co-Steel Inc. today announced that its subsidiary, Co-Steel Merger Corporation, has completed its cash tender offer for the Common Stock of New Jersey Steel Corporation (OTC: NJST) and that approximately 5,855,362 shares, or 98.9 percent of the total number of New Jersey Steel shares outstanding, have been tendered and accepted for purchase at US $23.00 per share. Co-Steel and its subsidiary signed a definitive merger agreement with New Jersey Steel on November 21, 1997 and the tender offer commenced on November 28, 1997. Any New Jersey Steel shares not purchased in the tender offer will be acquired in the merger for US $23.00 cash per share.

    Co-Steel Inc. is one of the world's largest minimill steel producers and steel scrap processors. Upon completion of the acquisition, the Company will have an annual capacity of 4.0 million tons of finished steel products and 3.0 million tons of ferrous and non-ferrous material.

    Co-Steel manufactures and markets special quality steel bar and rod, reinforcing steel bar and rod, merchant bar, structural shapes and flat rolled steel products used principally in the construction, automotive, appliance, machinery and equipment industries. Co-Steel's minimill operations consist of Co-Steel Raritan, New Jersey; Co-Steel Lasco, Whitby, Ontario; Co-Steel Sheerness, Kent, England, and Gallatin Steel Company, Gallatin County, Kentucky, Co-Steel's 50%-owned flat rolled steel joint venture.

    Co-Steel processes and trades steel scrap for its own use and for sale to third parties through North American-based Co-Steel Recycling and U.K. based Mayer Parry Recycling Ltd., leading scrap processing and trading companies with ferrous and non-ferrous recovery sites.

    Co-Steel Inc. common shares are listed on the Toronto Stock Exchange and the Montreal Exchange and trade under the CEI symbol.

For more information, please contact

Beth Kidnie
Co-Steel Inc.
(416) 366-4500

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